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EDITED TRANSCRIPT

COH - Coach Inc to Acquire Kate Spade & Co - M&A Call

EVENT DATE/TIME: MAY 08, 2017 / 12:30PM GMT

OVERVIEW:

On 05/08/17, Co. announced that it has agreed to acquire Kate Spade & Company for $18.50 per share in cash for total transaction value of $2.4b subject to customary closing conditions and regulatory approval.

CORPORATE PARTICIPANTS

Andrea Shaw Resnick *Coach, Inc. - Global Head of IR and Corporate Communications*

Craig A. Leavitt *Kate Spade & Company - CEO*

Kevin G. Wills *Coach, Inc. - CFO*

Victor Luis *Coach, Inc. - CEO*

CONFERENCE CALL PARTICIPANTS

Adrienne Eugenia Yih-Tennant *Wolfe Research, LLC - MD and Senior Analyst Retailing, Department Stores and Specialty Softlines*

Christian Roland Buss *Credit Suisse AG, Research Division - United States Research Analyst on Apparel, Footwear and Softlines*

Dana Lauren Telsey *Telsey Advisory Group LLC - CEO and Chief Research Officer*

David Adam Schick *Consumer Edge Research, LLC - Director of Research, and Retail and Luxury Analyst*

Edward James Yruma *KeyBanc Capital Markets Inc., Research Division - MD and Senior Equity Research Analyst*

Erinn Elisabeth Murphy *Piper Jaffray Companies, Research Division - MD and Senior Research Analyst*

Irwin Bernard Boruchow *Wells Fargo Securities, LLC, Research Division - MD and Senior Specialty Retail Analyst*

Laura Allyson Champine *Roe Equity Research, LLC - Senior Analyst for Consumer and Retail*

Lindsay Drucker Mann *Goldman Sachs Group Inc., Research Division - MD*

Mark R. Altschwager *Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst*

Michael Binetti *UBS Investment Bank, Research Division - MD and Senior Analyst*

Oliver Chen *Cowen and Company, LLC, Research Division - MD and Senior Equity Research Analyst*

Paul Elliott Trussell *Deutsche Bank AG, Research Division - Research Analyst*

Robert Scott Drbul *Guggenheim Securities, LLC, Research Division - Senior MD*

Samantha M. Lanman *Oppenheimer & Co. Inc., Research Division - Associate*

Simeon Avram Siegel *Nomura Securities Co. Ltd., Research Division - Senior Analyst of U.S. Specialty Retail Equity*

PRESENTATION

Operator

Good day, and welcome to this conference call. Today's call is being recorded. (Operator Instructions) At this time, for opening remarks and introductions, I would like to turn the call over to the Global Head of Investor Relations and Corporate Communications at Coach, Andrea Shaw Resnick.

Andrea Shaw Resnick - *Coach, Inc. - Global Head of IR and Corporate Communications*

Good morning, and thank you for taking the time to join this call about our announcement on our agreement to acquire Kate Spade & Company. With me today are, Victor Luis, Coach's Chief Executive Officer; Kevin Wills, Coach's Chief Financial Officer; as well as Craig Leavitt, Chief Executive Officer of Kate Spade & Company. At the end of our prepared remarks, only Victor and Kevin will be available for a question-and-answer session.

Before we begin, I would like to note that today's discussion contains forward-looking statements that are subject to the risks identified in both companies' SEC filings and other written communications related to the merger announcement. You should refer to the information on Slide 2 of the presentation as well as the additional information contained in the SEC filings of both Coach, Inc. and Kate Spade & Company.

With that, I'm pleased to turn the call over to Victor Luis, Coach's CEO.

Victor Luis - *Coach, Inc. - CEO*

Thank you, Andrea, and welcome, everyone. We appreciate your joining us for this call on short notice this morning, including investors, analysts, customers and employees of these 2 great companies.

We're very pleased to speak to you about our definitive agreement to acquire Kate Spade & Company, which together with Coach and Stuart Weitzman will create the first New York-based house of modern luxury lifestyle brands, defined by: first, a customer-led view of luxury that is based on inclusiveness and approachability, not exclusivity or country of origin; second, authentic, distinctive product that offer superior quality and value; and last, a focus on innovation in design, materials and brand experiences across channels and geographies.

As we have long followed Kate Spade, we have a deep knowledge of its brand's perception and customer demographics. We know it is a strong brand with a clear and consistent positioning, with leadership in the attributes of fashionable, fun and feminine, and a growing share of the millennial consumer across channels. It brings important brand attitude and customer diversification to our portfolio. Importantly, Kate Spade has successfully introduced a broad range of lifestyle categories to create a well-articulated brand expression.

This combination is the next important step in Coach, Inc.'s evolution of a customer-focused multi-brand organization, creating a powerful global player in the attractive and growing approximately $80 billion global premium handbag and accessories, footwear and outerwear markets it will create scale and provide the resources to invest in talent and innovation to drive long-term brand relevance and sustainable long-term value.

We are excited to welcome Kate Spade into the Coach, Inc. family. As we are beginning to embark on this journey together, I'd like to turn the call over to Craig Leavitt to say a few words. Craig?

Craig A. Leavitt - *Kate Spade & Company - CEO*

Thank you, Victor. I'm very glad to be here with you this morning and to announce that Kate Spade & Company will be joining Coach, Inc.'s portfolio of global brands. Coach is an iconic New York-based company with a rich heritage and distinctive product offering, and we are confident that Kate Spade & Company will be able to achieve long-term success and create value for our customers, employees and trading partners within the Coach portfolio of brands.

At Kate Spade & Company, we have worked hard to create a clear and distinct brand identity, differentiated storytelling and great products that resonate with our customers. We have a broad demographic appeal with particular strength with millennials, positioning us well for future growth. Our team will continue to innovate and design great products with the support of Coach, and I, along with Kate Spade & Company's leadership team, am looking forward to working with Victor and the rest of the Coach team as we begin a next chapter for Kate Spade & Company.

As many of you on this call know, our company entered into a review of strategic alternatives, among which was the possibility of finding a partner who could help drive the growth of our great brand, while also maximizing the value that could be achieved by our shareholders. In Coach, we have found the perfect partner.

Today's transaction not only provides the additional scale and operational expertise to grow our business, it provides a significant premium for our shareholders. The acquisition price of $18.50 represents a 27.5% premium to the unaffected closing price of Kate shares as of December 27, 2016, the last day prior to media speculation of a transaction. Consistent with our approach throughout the review of strategic alternatives, we have not taken questions and will continue that policy.

Now I'd like to turn the call over to Kevin Wills to discuss the other terms of the transaction. Kevin?

Kevin G. Wills - *Coach, Inc. - CFO*

Thanks, Craig. As you saw in our press release earlier today under the terms of the agreement, we have agreed to acquire Kate Spade & Company for $18.50 per share in cash for a total transaction value of $2.4 billion subject to customary closing conditions and regulatory approval.

Craig has already mentioned the premium to Kate Spade shareholders, but just as importantly, we believe this transaction will provide significant value for Coach's shareholders over time. Assuming early July 2017 closing, and on a non-GAAP basis, we currently estimate the transaction will be accretive in fiscal year '18 and plan for it to reach double-digit accretion in fiscal year '19. The level and timing of accretion will be influenced in part by the realization of synergies, and we expect to be able to provide -- define the timing of synergies over the next few months. While the timing of synergy realization is still a work-in-process, we see clear and achievable synergies from this combination as we optimize the combined organization for growth and global execution.

We estimate an approximate $50 million synergy run rate by 2020. As Victor will further discuss in a moment, the synergy realization will allow, and effectively offset, our planned sales pullback in certain overly promotional channels. The opportunity for savings exists in both cost of goods sold and selling, general and administrative areas. Our increased scale will provide opportunities for product cost reductions and supply chain optimization and as a single public entity, we will have the ability to eliminate duplicative SG&A cost.

It is, however, important to note that the timing of certain synergy assumptions is system dependent as Coach is currently in the process of implementing an enterprise-wide upgrade of our financial and operational systems, which will continue over the next 12 to 18 months. Consequently, the timing of full synergy realization may be longer than is typical, but we're confident in achieving our stated targets by 2020.

Now turning to the financing of transaction. This will be an all-cash transaction and is not subject to a financing condition. We anticipate using a portion of Coach's excess cash, Kate Spade's net cash and new debt financing to fund the acquisition. All of Kate Spade's existing debt will be repaid at closing. We have secured $2.1 billion of committed financing from BofA Merrill Lynch for this transaction. We anticipate putting in place permanent financing prior to closing and the maturities, terms and conditions of such will not be known until that time.

Having said that, we are targeting to issue $1.1 billion of term loans consisting of an $800 million 6-month loan and a $300 million 3-year loan and $1 billion of senior unsecured notes. This level of permanent financing would allow us to eliminate the committed bridge facility.

At closing of the transaction, we anticipate having total debt of $2.7 billion, inclusive of our existing senior notes. Within 12 months of the transaction, we expect to reduce leverage from approximately 2.2x at closing on a debt-to-EBITDA basis to about 1x lower by the end of fiscal year 2018 following the expected repayment of the anticipated $800 million 6-month term loan with excess cash.

As a reminder, Coach ended its fiscal third quarter with approximately $1.9 billion of cash and short-term investments. In addition, we plan to amend and expand our revolving credit facility, increasing size from $700 million to $900 million. This transaction will be effectuated by way of a tender offer for all of Kate Spade & Company's outstanding shares, which will be launched in the coming weeks. The transaction does not require a vote of Coach shareholders. The Boards of Directors of both companies unanimously approved the transaction, and we expect it to close in the third calendar quarter of 2017.

Separately, it is important to note that our strong balance sheet and cash position has enabled us to structure this deal on an all-cash basis, while keeping our leverage at a relatively modest level. By not issuing equity, we're ensuring maximum accretion for our shareholders while also not creating any incremental cash requirements to support our dividend. We remain committed to returning capital to shareholders through our dividend, and at this point in time, we are maintaining our annual dividend rate of $1.35 per share. As has been our long-standing policy, our Board of Directors will evaluate the company's performance post our fiscal year end in August, and we'll make a determination as to the go-forward dividend in the third calendar quarter.

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Finally, I would note that we have posted a short presentation outlining these details to our Investor Relations page for your reference should you need any additional details.

With that, I'll turn the call back over to Victor. Victor?

Victor Luis - *Coach, Inc. - CEO*

Thank you, Kevin. As I mentioned earlier, today marks an exciting and pivotal moment in our evolution as a multi-brand design house. This journey began approximately 3 years ago, when we started implementing our transformation strategy, essentially refocusing our strategy and operations across the 3 Coach brand pillars of product, stores and marketing.

We set out to transform the Coach brand from a specialty retailer and accessories brand to a true house of fashion design. Under the creative direction of Stuart Vevers, we drove brand elevation and fashion credibility by innovating our offering, introducing our 1941 runway collection and establishing our modern luxury store concept globally to further enhance our customers' experiences.

Our acquisition of Stuart Weitzman in 2015 was the first real step in becoming a multi-brand design house. Similar to Coach, Stuart Weitzman is a brand built on offering innovation, relevance and value to a loyal customer base and is known for its craftsmanship and quality, merging fashion and function. That business is poised to deliver double-digit revenue growth through 2017, and it continues to drive global awareness and brand relevance.

Finally, to better position the company to successfully integrate new brands and then develop them as a part of our portfolio, we have continued to make strategic enhancements and changes to our leadership team and management structure.

Those of you that follow our company know our strategy is working and delivering results. Coach has reported EPS growth over the last 5 quarters and our strong results in third quarter 2017 reflected the fourth consecutive quarter of same-store sales growth in North America. We are delighted with our progress and proud of all that our team has accomplished to drive Coach's transformation. The lessons we have learned during our own brand transformation provide a blueprint for guiding our strategy with Kate Spade, protecting its strong and unique positioning.

Importantly, as in the case of Stuart Weitzman, Kate Spade will continue to be operated as an independent brand, benefiting from the support of Coach's strong business acumen, financial rigor and broad-based expertise in retail operations. We anticipate retaining key Kate Spade talent, ensuring a smooth transition to Coach ownership. Furthermore, teams dedicated to design, merchandising, marketing and sales will continue to run independently for each of our brands, while we expect to share many core corporate functions across the portfolio.

Through our own experience with brand management and distribution at Coach and Stuart Weitzman, we see clear opportunities to begin a new chapter of success for Kate Spade. We believe that our extensive experience in opening and operating specialty retail stores globally and brand building in international markets can unlock Kate Spade's largely untapped global growth potential, notably in Asia and Europe.

Importantly, we intend to protect against over-distribution and online flash and wholesale disposition channels and our intent on the strategic and disciplined approach to growth and the consumer-centric focus, which will ensure Kate Spade's continued brand momentum and health.

As I previously noted, the Kate Spade brand is healthy, with a unique and differentiated positioning and exciting momentum with the millennial consumer. However, not unlike our past at Coach, and many competitor brands in the fashion space, we believe the Kate Spade business has recently become too dependent on the overly promotional channels of online flash sales and wholesale disposition.

These channels are profitable and can drive growth, however, they can also lead to meaningful brand deterioration over time. Consequently, we expect to deliberately and strategically reduce the sales in these channels. This action will reduce Kate Spade's historical top and bottom line. However, we believe the decreased profitability can be offset by synergies resulting in an expected relatively net neutral financial impact upon the full realization of synergies. Most importantly, these actions will maintain Kate Spade's strong brand equities and allow for sustainable long-term growth and profitability.

In summary, we are particularly excited to welcome Kate Spade's talented and dedicated team to Coach, Inc. and to add Kate Spade's unique brand position and customer diversification to Coach's portfolio of modern luxury brands. Kate Spade boasts a growing share of the millennial customer and its fashionable and fun products will be a strong asset within our vibrant and globally-relevant multi-brand portfolio.

We are confident that with our disciplined approach and proven leadership team, Kate Spade will be positioned to achieve continued long-term brand loyalty and sustainable growth. Importantly, we are proud to join forces with Kate Spade as we establish Coach, Inc. as the first New York-based house of modern luxury lifestyle brands.

And now Kevin and I will take your questions. Operator?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from Bob Drbul with Guggenheim Securities.

Robert Scott Drbul - *Guggenheim Securities, LLC, Research Division - Senior MD*

I guess the one question that I have this morning is why Kate Spade versus other assets that are available in the marketplace today?

Victor Luis - *Coach, Inc. - CEO*

Thank you, Bob. Well, look, first and foremost, it's a wonderful clean brand that has a unique positioning in the marketplace, very strong with the millennial consumer, as we mentioned in our notes, and within the wholesale distribution, very clean Tier 1 distribution as well. It participates in the 3 important categories that we have over time defined and shared with all of you, which is of course, the handbag and accessory space, which is an approximately $42 billion opportunity. Footwear is an opportunity for us as a company at $28 billion, and as you all know, especially with Coach, we've been looking at the outerwear opportunity as well at $11 billion for a total approximately $80 billion market. What it does, of course, within our portfolio, is offer a diversification of brand attitude, allows us to go after a new customer segment and especially with its strength with the millennial. Approximately 60% of Kate Spade's consumers are millennial per our own tracker and that's leading in our competitive set here in the U.S. And then most importantly, it allows us to leverage the strengths that we have, Bob, whether that be, of course, first and foremost, in supply chain, where we're leaders in the leather goods industry. It allows us to leverage our retail operation strength, not only here in the U.S. but especially in international, where we have great teams that know how to build brands in global markets. And it leverages all that we do so well with consumer insights, customer intelligence and the significant investments that we have been making in our consumer database and data analytics capabilities, all to drive and continue to sustain this brand's growth over the long term.

Operator

Our next question comes from Ike Boruchow with Wells Fargo.

Irwin Bernard Boruchow - *Wells Fargo Securities, LLC, Research Division - MD and Senior Specialty Retail Analyst*

I guess, my question -- so Victor, I mean, it's very helpful you touched on it, the flash business and the wholesale business and the need to pull back to get a healthier base to operate on. Can you just help us, if you can, I know it's early, maybe just help us quantify how much needs to be pulled out of each channel before you feel that it would be at a base that would be more healthy and appropriate. And then, obviously, it is going to take 1 year or 2 or whatever to kind of rebase the business, but longer term, is there anything structurally different with the Kate Spade business versus the Coach brand in terms of operating margin opportunities?

Victor Luis - *Coach, Inc. - CEO*

Thank you. In terms of the actual size of these channels, let me just say first and foremost, we believe the brand is incredibly healthy. As I mentioned in my speaker's notes, this has been a recent growth in those 2 channels. Kate Spade doesn't break those sales, so we're going to maintain that policy. We're not going to provide details on that. What I can say is that you can get an approximation of the estimated pullback by using the approximate $50 million profit decrease in their GM rate given that we're saying that it's going to be offset by the synergies that we estimate to be at approximately that $50 million. In terms of the long-term structure, look nothing tells us that it should be any different than what we have stated for ourselves. It's going to take some time for us to get in there, of course, understand the business much more fully. And I think that at our August earnings and FY '18 guidance call, you can expect a lot more information from us on that.

Operator

Our next question comes from David Schick with Consumer Edge Research.

David Adam Schick - *Consumer Edge Research, LLC - Director of Research, and Retail and Luxury Analyst*

Just a question on your experience with Stuart Weitzman and how it informs your thinking through this deal. So if you could just talk about how the last period of time has informed your view? What learnings from your experience with Weitzman that are affecting this transaction as you think about forming the company over time with all of the various brands?

Victor Luis - *Coach, Inc. - CEO*

Sure. I think we touched on it in our speakers' notes, David, first and foremost, of course, is that each of these brands has its own independent positioning, its own independent customer. We expect them to be run as such to allow them to maximize the opportunities that they have and not to -- this isn't about bringing Kate Spade into Coach stores or Stuart Weitzman into Kate Spade stores or vice versa. Saying that, we have strong back-end platforms that we can leverage to drive synergies that would normally not be there. Coach has the best-in-class leather goods supply chain in this space. Stuart Weitzman has an amazing footwear supply chain and best-in-class fit that we can leverage across brands. We have systems and processes across our back end, whether that be, of course, within finance, within RIS, within our logistics that we can also leverage across brands. And it is that which will allow, of course, the whole to be bigger and stronger than the parts could be alone. And then I think that, just as importantly, one of the key strengths that we have established within Coach first and foremost, is our ability to manage, drive growth in international markets. This is not an easy skill to pick up. It requires tremendous investment in talent and a lot of know-how in structure and organization across these markets. We have an especially strong foundation in that across Asian markets, where we have terrific teams and structures. And we're growing that opportunity for us in Europe. And that is something, which, of course, provides an unbelievable platform for both of these brands to benefit from into the medium- and long-term.

Operator

Our next question comes from Oliver Chen with Cowan and Company.

Oliver Chen - *Cowen and Company, LLC, Research Division - MD and Senior Equity Research Analyst*

Congratulations on this deal. Our question is related to the synergies. How would you contrast the revenue versus cost synergies and how we should think about what might you prioritize as the biggest value creators as you look ahead in terms of magnitude of synergies? And as we think about Kate Spade and Coach, what are the thoughts around optimization of fleet in real estate in terms of just optimizing the 2 fleets together or your approach to thinking about which locations make sense in size and making sure that product marketing in stores is where you want it for the Kate Spade brand?

Kevin G. Wills - *Coach, Inc. - CFO*

This is Kevin. I'll take the synergy question and I'll let Victor address the real estate. On the synergies that we outlined, to be clear, those are expense or cost-related synergies. We have not assumed any revenue synergies in the guidance that we gave. And if you think about, as we said, we believe there are opportunities in both cost of goods sold as well as SG&A. We will provide more granular detail on that on a go-forward basis. But for today's call, you would think about that being split roughly 50-50 between COGS and SG&A. And if you do that, that represents about 4% to 5% of Kate's COGS last year and about 4% of SG&A. So again more work to be done on that, but I think that directionally frames out the issue, and again, there is no revenue synergies. Victor, on the real estate?

Victor Luis - *Coach, Inc. - CEO*

Yes, in terms of the fleet, Oli, the brands are in very different positions, of course. Look, in the case of Stuart -- in the case of Kate Spade, approximately 35% of the Coach stores today overlap with Kate here in North America. So a very small percentage. Kate has approximately 68 full price -- excuse me, outlet locations to our 172. A 108 full-price locations to our 223. There may be some slight opportunities for us to look at certain locations. But we see it as very, very minimal. And the same is true in the other major markets for Kate and Coach, which is Japan. We don't see tremendous opportunity for synergies there as well.

The real opportunity for Kate, of course, is distribution. We see that being an opportunity here in the U.S. of course, still. And we see that especially as an opportunity in Asian markets and in Europe with the brand in its very, very early stages of developments and to just give you some idea on that, here in North America, Kate's unaided awareness is at 30% compared with Coach's 70%. In Japan, Kate's unaided awareness is at 11% compared with our 50%. And in China, their unaided awareness is at approximately 1% compared to Coach's 23%. So a lot of opportunity for growth.

Oliver Chen - *Cowen and Company, LLC, Research Division - MD and Senior Equity Research Analyst*

Victor, as you did the diligence process, you have a really advanced internal market research department at Coach, but what surprised you most when you got to explore Kate in more depth? And would you also articulate why was now the right time? It sounds like there is a lot of pieces that have come together in creating Coach, Inc. So just curious about both of those questions.

Victor Luis - *Coach, Inc. - CEO*

Yes, in terms of the first question, Oli, and that would be 3 for you by the way, we're keeping count. In terms of your third question there, in terms of what surprised us most, I think we knew that the brand had a very, very strong and unique identity, its own very clear space in the marketplace. But I think that the strength with the millennial consumer and the urban millennial, not only here in the U.S. but in very early stages in the Asian markets, was what excited us most, I would have to say. And that, of course, leads to a very long-term opportunity for growth. And I'm sorry, Oli, I forgot your second question. Could you just repeat it, which would be your fourth question.

Oliver Chen - *Cowen and Company, LLC, Research Division - MD and Senior Equity Research Analyst*

Context about -- it's an amazing transaction. Context for the timing in terms of why was now the right time? And how we should think you're evolving it? Really feels like you're evolving to think about yourself globally in a different way versus other global competitors, which are more exclusively natured?

Victor Luis - *Coach, Inc. - CEO*

Yes, absolutely. I think you saw in our speakers' notes, we really look at our positioning as one that is much more approachable, much more inclusive. Our brands are not based on the idea of exclusivity. And they're certainly not based in their positioning on the idea of country of origin. They're

about quality; they are about great design; they are about approachability; they are about inclusiveness, both here in the U.S. and globally. And that positioning has worked incredibly well for Coach. It's worked incredibly well for Stuart Weitzman and we believe is at the heart of Kate Spade as well. That doesn't preclude us to say that we are being forced to look at only American brands, of course. We think that this is a global positioning. And that there are brands in Europe and potentially brands in Asia that share that positioning as well.

Operator

(Operator Instructions) Our next question comes from Erinn Murphy from Piper Jaffray.

Erinn Elisabeth Murphy - *Piper Jaffray Companies, Research Division - MD and Senior Research Analyst*

Congrats on the deal. I guess, my question is just on the full-price handbag pricing for Kate. Can you talk about what the AUR is today for Kate versus for your Coach full prices? And then if you clean up Kate for flash sales and some of the wholesale distribution, where do you see those two trending over time between the direction Coach has gone and where Kate is heading?

Victor Luis - *Coach, Inc. - CEO*

I wouldn't provide any details on the AURs at this point. We'll go into all of those details, of course, once the deal has closed and look at that together with all of you. And sorry, Erinn, could you just repeat your second question one more time?

Erinn Elisabeth Murphy - *Piper Jaffray Companies, Research Division - MD and Senior Research Analyst*

Well it was just where would they trend over time. I can ask another one if you won't...

Victor Luis - *Coach, Inc. - CEO*

Yes. No. We wouldn't expect -- look, we wouldn't expect any change in either the creative direction or brand positioning. As we said, the brand is very strong with a very unique positioning today, a very unique customer base. And that strength is something that's -- we're here to support the current creative teams and teams in place to execute and leverage fully.

Erinn Elisabeth Murphy - *Piper Jaffray Companies, Research Division - MD and Senior Research Analyst*

Okay. Can I just ask one on Europe then? I'm just curious, I mean it's a huge opportunity for the core Coach brand and you've done a nice job rebuilding that team. It's also some white space for Kate. Are there any thoughts about kind of synergizing some of the team dynamics, the real estate dynamics over in Europe at this point? Or are you still going to keep those teams fairly separate?

Victor Luis - *Coach, Inc. - CEO*

Yes, look. Obviously, as we have a house of brands, if you will, Coach -- Stuart Weitzman is also in its various early stages of development in Europe and in Asia, and Kate Spade, we will certainly leverage the know-how that we have in real estate development. We've done that already as we have shared with you guys as it relates to Stuart Weitzman, both here in New York City and in Regent Street in London with our flagships. And I'm sure there will be opportunities for us to look at things to leverage with the 3 brands in all of our markets, not just Europe.

Operator

Our next question comes from Anna Andreeva with Oppenheimer.

Samantha M. Lanman - *Oppenheimer & Co. Inc., Research Division - Associate*

This is Sam Lanman on for Anna. Just a quick follow-up on the fleet, can you remind us how many leases overall Kate has coming due over the next several years, specifically, as we think about outlets versus retail?

Victor Luis - *Coach, Inc. - CEO*

Thank you. We don't have that information to give you at the moment. Again, we'll get into all of the details about the future at our August call when hopefully the deal will be closed, and we'll be able to provide that level of granularity.

Operator

Our next question comes from Dana Telsey with Telsey Advisory Group.

Dana Lauren Telsey - *Telsey Advisory Group LLC - CEO and Chief Research Officer*

As you see the categories at Kate Spade, how do you see the licensing opportunities that Kate has that may or may not be helpful to Coach as you look at other categories that could be helpful to Kate? And does this acquisition prevent you from doing any others?

Victor Luis - *Coach, Inc. - CEO*

Thank you, Dana. Look, I think in terms of does it prevent us from doing any other acquisitions, I think in the short-term, you could definitely say that we're not going to be looking at any major acquisitions. Certainly, I think Kevin would agree that we have the financial flexibility to look at other smaller acquisitions in the size of a Stuart Weitzman or smaller. And, of course, also look at opportunities for us potentially to buy back distributors across the world, whether that be for Coach or for Kate where it makes sense, and including, of course, for Stuart Weitzman as well, where -- as we have done in the past with Coach across Asia. In terms of the Kate Spade & Company license portfolio, they have a very strong one, very broad one, a lot of opportunities. I think once we partner with the team to look at how to leverage that portfolio, I would not say that at this moment we have any strategies to broaden the Coach license portfolio, where we've been very focused on fragrance, eyewear and watches. Certainly, longer term, there may be opportunities for us to look at how we synergize the license portfolio across brands with similar partners and the like. And as you know, of course, Stuart Weitzman today has no licenses and that could be an opportunity for the future. They have, I believe, in the case of Stuart Weitzman only the baby shoe license and that's it. So that's an opportunity long-term as that brand develops.

Operator

Our next question comes from Ed Yruma with KeyBanc.

Edward James Yruma - *KeyBanc Capital Markets Inc., Research Division - MD and Senior Equity Research Analyst*

Victor, given the successful repositioning of Coach, potentially as a kind of a more premium brand, is it your intention that you could maybe further that continuum now that you have Kate, take it to higher price point? And then, I guess just as a quick housekeeping question, how do we think about your ability to use Kate's net operating loss?

Victor Luis - *Coach, Inc. - CEO*

I'm going to let Kevin touch on the NOL in a minute. In terms of Coach's positioning, we've been very clear and consistent. We think we've hit the right level, and specifically as it relates to the handbag penetration above, and pricing elevation, the handbag penetration above $400, as we've said, we believe we're in the right place, and you won't see a further change on that, whatsoever.

Kevin G. Wills - *Coach, Inc. - CFO*

On the NOL asset, you will see posted in the investor material today, we believe that NOL asset is, on a gross basis, approximately $475 million. We will be able to use that to offset cash tax liabilities in the future. It will be subject to the annual 382 limitations. Having said that, if you look at it on a NPV basis, we would estimate that, that asset would be worth approximately $160 million or about a $1.20 per (inaudible) or Kate share.

Operator

Our next question comes from Mark Altschwager with Robert W. Baird.

Mark R. Altschwager - *Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst*

I wanted to ask about the outlet channel. Really it's been quite promotional impacting everyone in the space. With Coach and Kate now teamed up, do you see potential for more immediate relief on that front? I know you discussed preserving independence, but maybe just give us a sense of the opportunities to clean up that channel and the benefit that could have for gross margin for both brands.

Victor Luis - *Coach, Inc. - CEO*

Mark, as I said earlier, the brands are going to be managed across their channels independently. Kate and Coach, of course, are not alone in this space. As you know, there could be brands popping up at any time. And I'm sure there are many being invented today, as we speak. There is few barriers to entry in this space, as you know. Our focus is really more on the disposition and the out -- the e-flash sales as we mentioned, the so-called urban disposition channel, which we believe has the most negative impact on brand perceptions, because it allows, of course, for access to discount product with ease and negative brand perception in the mind of consumers. That's the major focus for us.

Operator

Our next question comes from Michael Binetti with UBS.

Michael Binetti - *UBS Investment Bank, Research Division - MD and Senior Analyst*

Congrats on a nice transaction. Just a couple of really quick on -- when you think about the number of stores that you guys deliberately pulled the Coach brand back to in the wholesale channel in the U.S. when you -- if you were to say, we were starting the brand from scratch, would Kate be distributed as well in those same stores that you've identified for Coach to be distributed in? Or should we be thinking about Kate a little bit differently as far as its eventual wholesale distribution in the U.S. versus how you distribute Coach?

Victor Luis - *Coach, Inc. - CEO*

Yes, Michael. Actually Kate is in a very clean wholesale distribution. It is a strength of this brand in Coach's and quite a few more doors. And as we suggested in the past, there may be some further pullback in the number of Coach doors. We see Kate maintaining distribution that it has today,

which is basically very strong in the Tier 1 distribution, especially strong market share within that Tier 1 distribution, and we're very, very pleased with that. In the case of Coach, we have a broader distribution. And as I've suggested, the opportunity there in the future may be for us to continue to slowly pull back.

Michael Binetti - *UBS Investment Bank, Research Division - MD and Senior Analyst*

Okay. And then just as a follow-up, I'm sorry for the noise by the way, as you look at -- you gave us some thoughts on synergy for the brand, you said it is mostly on the cost side, but as you look at Kate and say yourself, maybe we look at us through the same 3 buckets that we've put Coach through when we fixed that brand up with marketing, stores and product. Do you -- I know you made a couple of comments like we'll take a look at this and get back to you later, have you -- do the synergy targets you put out envision any kind of investments for Kate in similar buckets like that for Coach since some of these other touch points at least early on here sound like your approach will be a little bit similar?

Victor Luis - *Coach, Inc. - CEO*

In principle, as I've mentioned, Michael, we see the brand having a very clear and strong positioning today. We don't see a massive change to their retail concept. We don't see a massive change to their marketing positioning and what they have been focused on. Certainly, there may be some opportunities again to move some of the dollars, for example, from the eOS to other parts of the marketing of the brands above the line. But other than that, we don't see massive changes. Our desire is for them to continue to be focused on innovating around product and driving excitement with consumers. They do a terrific job with that. And we look forward to supporting them in doing that even better.

Operator

Our next question comes from Christian Buss with Credit Suisse.

Christian Roland Buss - *Credit Suisse AG, Research Division - United States Research Analyst on Apparel, Footwear and Softlines*

Can you provide some perspective on where you are with Kate Spade in Asian markets? And what's the time line looks like for introduction and build out of the brand across Asia?

Victor Luis - *Coach, Inc. - CEO*

Sorry, we're having a hard time hearing you. If you want to please speak up a bit and repeat?

Christian Roland Buss - *Credit Suisse AG, Research Division - United States Research Analyst on Apparel, Footwear and Softlines*

I was wondering if you could provide some perspective on the Asian market and how far along you are with Kate Spade in that market and where the big opportunity sets are?

Victor Luis - *Coach, Inc. - CEO*

Sure. I mean, we're -- they're in the very early stages with the exception of Japan. The Kate Spade brand has a very strong and loyal customer base in that market and has done an amazing job with its, again, unique positioning and ownership of the fun, fashionable attributes, the emotional attributes that matter in that market and that are for -- our belief also quite important within a specialty, the most important market in Asia, of course, is the Greater China market and the brand there is in very, very early stages. And so we look at as an opportunity for us to support the brand, especially within, I would say, the rest of Asia, outside of Japan.

Operator

Our next question comes from Lindsay Drucker Mann with Goldman Sachs.

Lindsay Drucker Mann - *Goldman Sachs Group Inc., Research Division - MD*

Just following up on Christian's question, could you talk about Kate's distribution platforms in international, in other words, where it owns the market or where it uses distributor partner? And what the nature of that partnership is? And any other details on sort of time line for those partnerships? And I'm thinking specifically in China, but other markets as well.

Victor Luis - *Coach, Inc. - CEO*

Sure. The most significant international market is Japan. And excluding Japan in Asia, there is a JV in China. And I think that in Europe there is a few directly operated stores, but very much in its infancy. And then distributors in all other markets. So obviously, a lot of opportunity. Again, we haven't had any discussions or negotiations or anything with any of these players. So that's still all very, very much ahead of us.

Lindsay Drucker Mann - *Goldman Sachs Group Inc., Research Division - MD*

Great. And Victor, if I could just follow up on a statement you made earlier which is that you still saw a lot of opportunity for Kate in terms of distribution in North America. Is that specific to opening up retail stores, full price and outlet?

Victor Luis - *Coach, Inc. - CEO*

I think we'll look at it across channels. We believe very much in a multi-channel platform. As you know, that is the case with Coach. That is the case with Stuart Weitzman. And it is certainly the case with Kate. We're going to look at, of course, market by market where Kate has opportunities for growth and certainly be able to provide you with a lot more detail on that once the deal closes. I think for us, strategically, what is most important, of course, is that we do that in a way in which we can balance the brand, protect it and manage it for sustainable long-term growth and the decisions that we have taken as it relates to Coach and its pullback, especially on the flash sales and the disposition wholesale channel as well as, of course, that we're now planning to take with Kate are very consistent with our strategy to allow for that.

Operator

Our next question comes from Laura Champine with Roe Equity Research.

Laura Allyson Champine - *Roe Equity Research, LLC - Senior Analyst for Consumer and Retail*

It seems clear that you don't view Kate at all as a turnaround and that you view the brand as healthy, but Kate did miss expectations for revenues in the last quarter for a lot of us. And I wonder what you'd attribute that to and what gives you confidence that that's not a sign of a potentially greater problem?

Victor Luis - *Coach, Inc. - CEO*

Sure. Look, we have to get in there obviously and spend a lot of time with the team in the days ahead. I believe that's, as you have all heard on your own calls, there has been certainly some opportunities on the product side, whether that be on inventory, innovation and those launches and flows. I think with our supply chain platform, there's certainly an opportunity for us to support with speed to market, with the ability, of course, to

get back into what's selling as well as, of course, to support in the planning for future launches, and we're excited about that. We see the main opportunity all focused on the product side.

Laura Allyson Champine - *Roe Equity Research, LLC - Senior Analyst for Consumer and Retail*

And as a follow on to that, because Coach has turned product into a strength again, does it make sense to manage design across the brands? Or are your initial views that you would keep those functionalities totally separate?

Victor Luis - *Coach, Inc. - CEO*

Yes, as we spoke to in our prepared remarks and have spoken consistently post the acquisition of Stuart Weitzman, and as you know, in fact, just last week our new Creative Director for Stuart Weitzman has started. We feel very strongly that the front end of the house needs to remain independent. That each brand needs its own unique design and vision and execution to that. But that there may be opportunities on the development and, of course, the manufacturing side, buying side that we will leverage to drive efficiencies. But design, we see as very brand-specific and independent.

Operator

Our next question will come from Paul Trussell with Deutsche Bank.

Paul Elliott Trussell - *Deutsche Bank AG, Research Division - Research Analyst*

Could you just take a minute to compare and contrast the core customer of Kate versus Coach versus -- and the perception of the brand both domestically and internationally? And then lastly, while you've certainly touched on it on the call, if you can maybe just elaborate, maybe just a little bit further on expected operational efficiencies?

Victor Luis - *Coach, Inc. - CEO*

Sure. I'll let Kevin in a minute talk about the operational efficiencies. In terms of the differentiation between the two brands, I think the most significant is around the brand positioning/attitude. Kate has a positioning, which is focused very clearly as we look at the emotional attributes that are important to consumers, really hits at the high, high end when it comes to fashion, when it comes to fun and when it comes to femininity, which are three very, very important emotional attributes that consumers look forward to globally. Coach does incredibly well on attributes related to function and quality, leather and that which fits in very, very closely with our heritage as a brand with a history in leather goods and as America's original house of leather. So we're very, very excited about those differences. And in fact, we see through our panels that no more than 10% of consumers overlap. So that's very, very exciting for us as an opportunity for these brands to be complementary to each other, take their unique positionings and continue to drive growth globally, the most unique opportunity, of course, for Kate being the international markets. I'll let Kevin speak a little bit to your second question.

Kevin G. Wills - *Coach, Inc. - CFO*

Yes, Paul on the operational efficiency and synergy questions, as we said during our remarks, we would estimate year 3 run rate synergies of about $50 million. We see those again across COGS as well as SG&A. And I would tell you we see them in the normal expected area. So we think about purchasing scale, leveraging the corporate infrastructure, all of the normal type areas. And while we got more work to do, we will provide much more detail during the August call. But today, you should think about the synergies being split up roughly 50-50 between the COGS and SG&A and that would be in the 4% to 5% range of Kate's annual COGS and SG&A. So again, feel very comfortable with that. The timing is still TBD, as we talked about, but you would expect more kind of years 2 and 3 versus year 1. Again, we'll provide more detail about that in August.

Operator

Our next question comes from Adrienne Yih with Wolfe Research.

Adrienne Eugenia Yih-Tennant - *Wolfe Research, LLC - MD and Senior Analyst Retailing, Department Stores and Specialty Softlines*

My question is about your allocation of time. To the extent, how do you foresee over the next couple of years as you integrate the acquisition, how do you see your timing spent on that? It looks like Coach is on a nice glide path on recovery, so the Coach brand needs less attention, if you can talk about that.

And then secondly, were there other opportunities either private or public, obviously you don't need to name them that you also looked at and does this preclude potential other opportunities over the next couple of years? Seems like an opportunistic time in retail to be acquisitive.

Victor Luis - *Coach, Inc. - CEO*

Yes, I -- again, would not speak to any rumors or speculation on other opportunities as has been our custom. But certainly, as it relates to whether it precludes us from making another transaction, I would repeat what we said earlier, which is, of course, that a transaction of this size is probably not in the immediate future for us, but it certainly does not preclude us from making smaller transactions, such as we have done with the Stuart Weitzman or just as importantly, transactions that we may make that could be described as take-backs of our business, whether that be buying a joint venture or taking back wholesale distributor businesses in markets where any of our brands, Coach, Stuart Weitzman or in the future Kate Spade would be active with either a partner through a JV or through a distributorship agreement.

In terms of my time, look, we're blessed with a wonderful team. As you know, we've recently announced a Brand President who is talented and highly experienced in Josh Schulman for the Coach brand. The Stuart Weitzman brand is a stand-alone brand today under the leadership of Wendy Kahn and with a great design team in-house. And in the case of Kate Spade, under Craig's leadership, is a highly engaged and talented team and it's business as usual. So for me, I will be partnering, of course, with our corporate team here and ensuring that we, first and foremost, capture the synergies and continue to drive the support that's necessary to do that and achieve that and drive best-in-class support, whether that be through systems, whether that be through our supply chain, whether that be, of course, through the other support function. As well as partner by leveraging, of course, our know-how and our knowledge in building the brand across markets globally with each of the brand CEOs. In terms of -- I think, Kevin wanted to touch on leverage.

Kevin G. Wills - *Coach, Inc. - CFO*

Yes, just one thing I think it's important to note, Adrienne, obviously, we have a tremendous amount of work to do to integrate this business over the foreseeable 12 months or so. But if you think about the leverage when we come in today, even with this transaction, we're only levered at 2.2x on a debt-to-EBITDA basis. And while we're not giving guidance today, we certainly expect to be able to generate meaningful cash flow in this business going forward and to delever over time. And we commented it maybe a year out, we'd be able to knock about 1x off of our leverage. So we're committed to maintaining a healthy balance sheet to give ourselves flexibility as we go forward.

Adrienne Eugenia Yih-Tennant - *Wolfe Research, LLC - MD and Senior Analyst Retailing, Department Stores and Specialty Softlines*

And Kevin, along those lines, just my last follow-up, is what leverage would you be comfortable going up to? Would you be comfortable going up to the 3.5x?

Kevin G. Wills - *Coach, Inc. - CFO*

We have not given any guidance relative to leverage. I think as we've said in the past, the company has done a tremendous job, from my perspective, in managing itself over the number of years. It was able to achieve investment-grade rating, that's something we take very seriously here. So I would not be -- want to set a hard line for what we might do in the future, but we are main -- committed to maintaining a healthy balance sheet and an appropriate leverage and capital structure.

Operator

Ladies and gentlemen, we have time for one final question this morning. Our final question comes from Simeon Siegel with Nomura.

Simeon Avram Siegel - *Nomura Securities Co. Ltd., Research Division - Senior Analyst of U.S. Specialty Retail Equity*

Sorry, if I missed it, but can you just share your view on Kate's outlet exposure. I know it's has been a point of pressure lately. So maybe your thoughts on the right size there or the operational opportunity you can bring to the channel? Obviously, you guys have great experience there.

And then just there's been some recent license and supply chain issues put in place at Kate. Should we assume everything is under review and -- or are the foreseeable future savings more from kind of to your point, they are moving to duplicative functions, leveraging systems, et cetera?

Victor Luis - *Coach, Inc. - CEO*

I think, the second would be the place where the synergies would be most obvious Simeon as you described and as Kevin has touched on already. In terms of the outlet distribution, obviously there's opportunity there. They're not as widely distributed as ourselves or other main competitors in the space. So we will look at that in due course with the management team and see where those opportunities lie and we'll be able to, as I have discussed, at our August call, to provide further detail on that.

Andrea Shaw Resnick - *Coach, Inc. - Global Head of IR and Corporate Communications*

Thank you all again for joining us this morning. That concludes our Q&A. I will now turn it over to Victor for some closing remarks. Victor?

Victor Luis - *Coach, Inc. - CEO*

Thank you, Andrea. And thank you to all of our shareholders, our business partners, customers and, of course, our team members across our brands who have joined the call this morning. I want to especially extend our thanks and congratulations to those working everyday within Coach, Kate Spade and Stuart Weitzman. It's certainly their hard work and dedication that makes exciting days like this possible. We're thrilled to tell you more about Coach's acquisition of Kate Spade, and we look forward, of course, to getting to work, continuing to build Coach's position as the first New York-based house of modern luxury lifestyle brands. We'll talk to you post the transaction closing. And, as I have shared, during our fiscal fourth quarter earnings call we'll provide more detailed financial information as well as our detailed plans for fiscal 2018. Thank you all.

Operator

Thank you for joining today's conference call. You may now disconnect your line.

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